13 January 2006 Date

By fax (+1 202 772 9207) and post

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

+46 8 6147852 Tel
+46 8 6148770 Fax
+46 706079269 Mobile

Attention: Division of International Corporate Finance

Re: Rule 12g3-2(b) submission by Nordea Bank AB (publ) – File No. 082-04184

Ladies and Gentlemen:

Please find enclosed the following document that is being furnished pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"):

Press release: **Nordea´s Annual General Meeting will be held on 5 april 2006**

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

If you have any questions or comments or require further information, please contact the undersigned or, in my absence, Claes Nordqvist telephone: 46-8-6148166.

Respectfully submitted

Nordea Bank AB (publ)

Johan Ekwall

Nordea

Press release

Nordea's Annual General Meeting will be held on 5 April 2006

The annual general meeting of shareholders (AGM) of Nordea Bank AB (publ) (Nordea) will be held on Wednesday 5 April 2006 in the Aula Magna, Stockholm University at 10.00 am (CET). Shareholders can also participate, through telecommunication, in Helsinki in the Finlandia Hall at 11.00 am Finnish time and in Copenhagen in the Bella Center at 10.00 am (CET).

Proposals to the AGM

Amendment of the Articles of Association

The Board of Directors proposes to amend §§ 10 and 11 of the articles of association, abolishing the possibility to participate in general meetings from Copenhagen and Helsinki by means of telecommunication. Instead, local shareholder information meetings will be held next year in Copenhagen and Helsinki that will give the shareholders the possibility to meet representatives of the Board and management in person and provide an opportunity for a closer dialogue. Further, it is proposed to introduce a new § in the articles of association that contains the expanded proxy voting procedure set out in the new Swedish Companies Act. This would mean that the Board may decide to gather proxies at the company's expense, which would facilitate for shareholders in Denmark and Finland, as well as in other countries, to vote at general meetings without being present in person.

Further, §§ 4, 6-9, 13 and 15 are proposed to be amended owing to the entering into force of the new Swedish Companies Act on 1 January 2006 as well as the introduction of a new § containing the number of shares in the company. Also, § 3, setting forth the nature of the bank's business operations, will be slightly amended.

Reduction of the share capital

The Board of Directors proposes to reduce the share capital corresponding to the repurchased own shares held by Nordea, 112,231,700 shares, through retirement of those shares. The amount of the reduction, EUR 44,479,667.34, will be transferred to funds to be used according to a decision by a general meeting of shareholders.

Increase of the share capital

The Board of Directors proposes to increase the share capital by EUR 1,566,018,283.88. The funds will be transferred from the statutory reserve through a bonus issue without issuing any new shares. The quota value of the shares will increase from EUR 0,39632 to EUR 1 per share. The share capital will amount to EUR 2,594,108,227 after the reduction and subsequent increase of the share capital.

Reduction of the statutory reserve

The Board of Directors proposes to transfer the part of the statutory reserve that remains after the bonus issue, EUR 2,717,805,160.54, to funds to be used according to a decision by a general meeting of shareholders. After both reductions, the statutory reserve will be dissolved.

Nordea

Repurchase of own shares
In order to be able to distribute excess capital to the shareholders, the Board of Directors proposes to renew the authorisation to the Board of Directors to repurchase own shares on a stock exchange where the bank's shares are listed or by means of an acquisition offer directed to all the bank's shareholders, of up to five per cent of the total number of shares in the bank. Acquisition of shares on a stock exchange may only be made within the price interval registered at any time, that is the interval between the highest purchase price and the lowest selling price. Acquisition of shares according to an acquisition offer directed towards all shareholders may be made with a premium of up to 30 per cent.

Purchase of own shares in the securities business
The Board of Directors proposes that Nordea shall on an ongoing basis be able to purchase own shares to facilitate its securities business. The holdings of such shares may not exceed one per cent of all shares in the company.

Authorisation for raising capital contributions debt
The Board of Directors proposes that the general meeting authorises the Board to decide on the raising of capital contributions debt. This proposal is put forward to the general meeting due to changes in the new Swedish Companies Act.

Remuneration principles of the executive management
A proposal for remuneration principles and other terms of employment of the executive management is put forward to the AGM, the details of which will be presented in the notice.

Proposals by the Nomination Committee
The Nomination Committee presented its proposals to the AGM in a press release yesterday.

Notice of the AGM
The notice is scheduled to be published in newspapers in Sweden, Finland and Denmark and on Nordea's home page around 2 March. The notice will contain details of the registration procedure, the proposed agenda and the main contents of the proposals for the AGM.

For further information:
Hans Dalborg, Chairman of the Board of Directors, +46 8 614 78 01
Torben Laustsen, Head of Group Identity and Communications, +46 8 614 7916
Johan Ekwall, Head of Investor Relations, +46 8 614 7852